Marina District Finance Company				Exhibit 12.0
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in thousands, except ratio amounts)	2013	2012	2011	2010	2009
Income/(loss) from continuing operations before income taxes	$(61,080)	$(26,444)	$10,143	$49,494	$119,179
Add:
Fixed Charges	86,235	88,002	89,372	53,994	30,348
Subtract:
Interest capitalized	—	(500)	(400)	—	—
Earnings available for fixed charges	$25,155	$61,058	$99,115	$103,488	$149,527

Fixed Charges
Interest expensed, net of interest capitalized	$81,335	$82,902	$84,775	$50,199	$27,668
Interest capitalized	—	500	400	—	—
Interest component of rental expense	4,900	4,600	4,200	3,795	2,680
Fixed Charges (1)	$86,235	$88,002	$89,375	$53,994	$30,348

Ratio of earnings to fixed charges	—	—	1.1	1.9	4.9
Deficiency of earnings to fixed charges	(61,080)	(26,944)
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(1)
For purposes of computing this ratio, "fixed charges" include interest expense whether expensed or capitalized, amortization of debt expenses, discount, or premium related to the indebtedness, and such portion of rental expense that we deem to be a reasonable representation of the interest factor.